Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company

Domtar Inc. (“Domtar”) 395 de Maisonneuve Blvd. West Montreal, Quebec H3A 1L6

2.	Date of Material Change

December 5, 2006

3.	News Release

The news release attached hereto as Schedule A with respect to the material change referred to in this report was issued through CNW Telbec on December 5, 2006.

4.	Summary of Material Change

On December 5, 2006, Domtar announced that it had reached an agreement in principle to sell its 50% interest in Norampac Inc. to Cascades Inc. for a cash consideration of $560 million.

5.	Full Description of Material Change

On December 5, 2006, Domtar announced that it had reached an agreement in principle to sell its 50% interest in Norampac Inc. to Cascades Inc. for a cash consideration of $560 million.

The transaction is subject to the negotiation of definitive agreements as well as the necessary approvals, including that of the regulatory authorities. The transaction is expected to close before the end of the year.

Proceeds of the transaction will mainly be used to reduce financing requirements for the transaction with Weyerhaeuser recently announced through the issuance of a press release on August 23, 2006 and the filing of a Material Change Report with the Canadian securities regulatory authorities via SEDAR on September 1, 2006.

6.	Executive Officer

Razvan L. Theodoru Corporate Secretary Telephone: 514-848-5866

Fax: 514-848-6850 E-mail: razvan.theodoru@domtar.com

7.	Date of Report

December 15, 2006

SCHEDULE A — PRESS RELEASE

DOMTAR INC.
Attention Business/Financial Editors:
Domtar to sell its interest in Norampac to Cascades
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     MONTREAL, Dec. 5 /CNW Telbec/ — Domtar Inc. announced today that it has reached an agreement in principle to sell its 50% interest in Norampac Inc. to Cascades Inc. for a cash consideration of $560 million. Proceeds of the transaction will mainly be used to reduce financing requirements for the recently announced transaction with Weyerhaeuser.
     “The combination of our packaging assets with Cascades’ has been a success for both partners. While we considered our participation in Norampac as a good investment and always supported its growth throughout the years, this interest in Norampac had long been identified as non core to Domtar. The transaction announced today represents another step Domtar is taking to deliver on its strategic plan aimed at becoming a preferred supplier of fine paper products in North America and at monetizing non core assets in an effort to further strengthen its overall financial position,” said Raymond Royer, President and Chief Executive Officer.
     The transaction is subject to the negotiation of definitive agreements as well as the necessary approvals, including that of the regulatory authorities. The transaction is expected to close before the end of the year.
     DOMTAR IS THE THIRD LARGEST PRODUCER OF UNCOATED FREESHEET PAPER IN NORTH AMERICA. IT IS ALSO A LEADING MANUFACTURER OF BUSINESS PAPERS, COMMERCIAL PRINTING AND PUBLICATION PAPERS, AND TECHNICAL AND SPECIALTY PAPERS. DOMTAR MANAGES ACCORDING TO INTERNATIONALLY RECOGNIZED STANDARDS 18 MILLION ACRES OF FORESTLAND IN CANADA AND THE UNITED STATES, AND PRODUCES LUMBER AND OTHER WOOD PRODUCTS. DOMTAR HAS 8,500 EMPLOYEES ACROSS NORTH AMERICA. THE COMPANY ALSO HAS A 50% INVESTMENT INTEREST IN NORAMPAC INC., THE LARGEST CANADIAN PRODUCER OF CONTAINERBOARD.
For further information: Christian Tardif, Senior Manager, Corporate and Financial Communications, (514) 848-5515, christian.tardif@domtar.com; Investor Relations: Pascal Bossé, Manager, Investor Relations, (514) 848-5938, pascal.bosse@domtar.com; Source: Daniel Buron, Senior Vice-President and Chief Financial Officer, (514) 848-5234, daniel.buron@domtar.com